Filed pursuant to Rule 433

Registration Statement No. 333-253587

October 28, 2024

Republic of Colombia Announces Pricing of its New Bonds Offering

October 28, 2024

BOGOTÁ, COLOMBIA ––

New Bonds Offering

The Republic of Colombia (“Colombia”) announced today that on October 28, 2024, it priced a global offering (the “New Bonds Offering”) of (i) U.S. $2,000,000,000 aggregate principal amount of new 7.750% Global Bonds due 2036 (the “2036 Bonds”) and (ii) U.S. $1,640,000,000 aggregate principal amount of new 8.375% Global Bonds due 2054 (the “2054 Bonds” and together with the 2036 Bonds, the “New Bonds”). The aggregate principal amount of 2036 Bonds includes approximately U.S. $639,274,000 intended to fund the purchase of Tender Orders made by holders of Colombia’s Old Bonds (as defined below) in the concurrent Tender Offer described below, and the amount of New Bonds issued may be adjusted based on final acceptances in the Tender Offer. The closing of the New Bonds Offering is expected to occur on Thursday, November 7, 2024. Citigroup Global Markets Inc., Itau BBA USA Securities, Inc. and SMBC Nikko Securities America, Inc. served as Joint Book-Running Managers for the New Bonds Offering. All capitalized terms used but not defined in this communication have the respective meanings specified in the Offer to Purchase referred to below under “Tender Offer”.

The New Bonds Offering was made only by means of a preliminary prospectus supplement and an accompanying base prospectus for the 2036 Bonds and a preliminary prospectus supplement and an accompanying base prospectus for the 2054 Bonds. Copies of the preliminary prospectus supplements, the final prospectus supplements (when filed) and the related base prospectus for the New Bonds Offering may be obtained by contacting any of the following: Citigroup Global Markets Inc., by calling +1 (800) 831-9146 (U.S. toll free); Itau BBA USA Securities, Inc., by calling +1 (888) 770-4828 (U.S. toll free); or SMBC Nikko Securities America, Inc., by calling +1 (888) 284-9760 (U.S. toll free).

Application will be made to have the New Bonds listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. Application will also be made to the London Stock Exchange plc (the “London Stock Exchange”) for the bonds to be admitted to trading on the London Stock Exchange’s International Securities Market.

Tender Offer

Colombia’s previously announced tender offer (the “Tender Offer”) to purchase its outstanding 4.500% Global Bonds due 2026 (the “4.500% 2026 Bonds”) and 3.875% Global Bonds due 2027 (the “3.875% 2027 Bonds”), as each such series is described further in the table below (the 4.500% 2026 Bonds and 3.875% 2027 Bonds, collectively, the “Old Bonds”) on the terms and subject to the conditions contained in the Offer to Purchase, dated October 28, 2024 (the “Offer to Purchase”), expired as scheduled for (i) Simple Tenders at 12:00 p.m. New York time, on Monday, October 28, 2024 and (ii) Reinvestment Tenders at 1:00 p.m. New York time, on Monday, October 28, 2024.

The Purchase Price for Old Bonds validly accepted pursuant to the Tender Offer was the fixed price identified for each series of Old Bonds in the Offer to Purchase and Colombia’s press release issued on October 28, 2024. In addition, holders will receive accrued and unpaid interest on their Old Bonds up to (but excluding) the Tender Offer Settlement Date (as defined below).

Old Bonds

Old Bonds	Outstanding Principal Amount as of October 28, 2024		ISIN	CUSIP	Common Code	Fixed Purchase Price (per U.S. $1,000 Principal Amount)
4.500% Global Bonds due 2026	U.S.$	1,500,000,000	US195325CX13	195325CX1	129873515	U.S. $	992.50
3.875% Global Bonds due 2027	U.S.$	1,896,692,000	US195325DL65	195325DL6	155578378	U.S. $	960.00

On Tuesday, October 29, 2024, or as soon as possible, Colombia expects to (i) instruct Citigroup Global Markets Inc. as the Billing and Delivering Bank to accept, subject to proration and other terms and conditions as described in the Offer to Purchase, valid Reinvestment Tenders and Simple Tenders and (ii) announce the Maximum Purchase Amount and the aggregate principal amount of Reinvestment Tenders and Simple Tenders of each series of Old Bonds that have been accepted and whether any proration has occurred for any series of Old Bonds.

The settlement of the Tender Offer is scheduled to occur on Monday, November 4, 2024 (the “Tender Offer Settlement Date”), subject to change without notice. Failure to deliver Old Bonds on time may result, in Colombia’s sole discretion, in any of the following: (i) the cancellation of a holder’s tender and the holder becoming liable for any damages resulting from that failure, and/or (ii) the delivery of a buy-in notice for the purchase of such Old Bonds, executed in accordance with customary brokerage practices for corporate fixed income securities, and/or (iii) in the case of Reinvestment Tenders, the cancellation of a holder’s tender and the holder remaining obligated to purchase its allocation of New Bonds in respect of its related Indication of Interest for the 2036 Bonds.

Colombia reserves the right, in its sole discretion, not to accept any or all Tender Orders and to terminate the Tender Offer for any reason.

The Offer to Purchase may be downloaded from the Information Agent’s website at www.dfking.com/colombia or obtained from the Information Agent, D.F. King & Co., Inc., at 1 800 290-6428 or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Citigroup Global Markets Inc. Attention: Liability Management Group 388 Greenwich Street New York, New York 10013 Collect: +1 212 723-6106 Toll-Free: +1 800 558-3745	Itau BBA USA Securities, Inc. Attention: Debt Capital Markets 540 Madison Avenue, 24th Floor New York, New York 10022 Collect: +1 917 224-6722 Toll-Free: +1 888 770-4828	SMBC Nikko Securities America Attention: Debt Capital Markets – Liability Management America, Inc. 277 Park Avenue New York, New York 10172 Collect: +1 212 224-5163 Toll-Free: +1 888 284-9760

The Billing and Delivering Bank for this Tender Offer was: Citigroup Global Markets Inc.

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

*    *    *

Colombia has filed a registration statement (including the prospectus) and the preliminary prospectus supplements with the SEC for the New Bonds Offering. Before you invest, you should read the prospectus in that registration statement and other documents Colombia has filed with the SEC for more complete information about Colombia and the New Bonds Offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Joint Book-Running Managers or the Dealer Managers, as the case may be, will arrange to send you the prospectus supplements and the accompanying prospectus for the New Bonds Offering if you request it by calling any one of them at the numbers specified above.

A preliminary prospectus supplements along with the accompanying prospectus is available from the Securities and Exchange Commission’s website at:

2036 Bonds:

https://www.sec.gov/Archives/edgar/data/917142/000119312524244623/d859113d424b3.htm

and

2054 Bonds:

https://www.sec.gov/Archives/edgar/data/917142/000119312524244625/d879657d424b3.htm

Important Notice

The distribution of materials relating to the New Bonds Offering and the Tender Offer and the transactions contemplated by the New Bonds Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Bonds Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Bonds Offering or the Tender Offer come into a holder’s possession, the holder is required by Colombia to inform itself of and to observe all of these restrictions. The materials relating to the New Bonds Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Colombia in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of the New Bonds or the Tender Offer in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering of the New Bonds and the Tender Offer will be made only by means of the New Bonds Offering prospectus supplements and the accompanying prospectus and an offer to purchase in Canada, under applicable exemptions from any prospectus or registration requirements.

The New Bonds may be sold and the Tender Offer is made in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations, and who are not individuals. Any resale of the New Bonds must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws.

The New Bonds and the Old Bonds will not be registered under Chilean Law No. 18,045, as amended, with the Comisión para el Mercado Financiero de Chile (Financial Market Commission of Chile or “CMF”) and, accordingly, the New Bonds and the Old Bonds cannot and will not be offered or sold to persons in Chile except in circumstances which have not resulted and will not result in a public offering under Chilean law, and in compliance with Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the CMF.

The New Bonds may not be offered, sold or negotiated in Colombia, except in compliance with Part 4 of Decree 2555 of 2010. The Offer to Purchase and the New Bonds Offering prospectus supplements and the accompanying prospectus do not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law.

The New Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of the following:

(a) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(b) a customer within the meaning of Directive (EU) 2016/97 as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Old Bonds and New Bonds may not be offered or sold and will not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the “CWUMPO”), or (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the CWUMPO.

No advertisement, invitation or document relating to the Old Bonds or New Bonds has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Old Bonds or New Bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

The Old Bonds and the New Bonds, and the Offer to Purchase and the New Bonds Offering prospectus supplements and the accompanying prospectus, and any other documents or materials related to such offers have not and will not be registered with the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa or “CONSOB”) pursuant to applicable Italian laws and regulations. The Tender Offer and the New Bond Offering are being carried out pursuant to the exemptions provided for, with respect to the Tender Offer, in Article 101 bis, paragraph 3 bis of Legislative Decree No. 58 of 24 February 1998, as amended (the “Consolidated Financial Act”) and Article 35 bis, paragraph 4, of CONSOB Regulation No. 11971 of 14 May 1999, as amended; and, with respect to the New Bonds Offering, in article 1, paragraph 4, letter c), of Regulation (EU) 2017/1129.

Holders or beneficial owners of the Old Bonds that are resident and/or located in Italy can tender the Old Bonds for purchase, and the New Bonds can be offered, sold and delivered, through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Regulation (EU) 2017/1129, the Consolidated Financial Act, the CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations or with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis à vis its clients in connection with the bonds or the relevant offering.

The New Bonds have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”) and each Joint Book-Running Manager has represented and agreed that it has not offered or sold, and will not offer or sell any New Bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Article 6, Paragraph 1, Item 5 of the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Neither the Offer to Purchase or the New Bonds Offering prospectus supplements and accompanying prospectus, nor any other documents or materials relating to the Tender Offer or the New Bonds Offering have been approved by or will be submitted for the approval of, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores; the “CNBV”) and, the New Bonds have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the CNBV, and therefore the Old Bonds and New Bonds have not and may not be offered or sold publicly in Mexico. However, investors that qualify as institutional or qualified investors pursuant to the private placement exemption set forth in article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores), may be contacted in connection with, and may participate in the Tender Offer and New Bonds Offering, and can be offered with or purchase New Bonds. The participation in the Tender Offer or the acquisition of New Bonds will be made under such investor’s own responsibility.

Neither the New Bonds Offering nor the Tender Offer is intended for any person who is not qualified as an institutional investor, in accordance with provisions set forth in Resolution SMV No. 021-2013-SMV-01 issued by Superintendencia del Mercado de Valores (Superintendency of Capital Markets) of Peru, and as subsequently amended. No legal, financial, tax or any other kind of advice is hereby being provided.

The New Bond Offering prospectus supplements and accompanying prospectus, and the Offer to Purchase have not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Neither the New Bonds Offering nor the Tender Offer constitutes an offering of securities in Singapore pursuant to the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Each Joint Book-Running Manager has represented and agreed that it has not offered or sold or caused the New Bonds to be made the subject of an invitation for subscription or purchase and will not offer or sell such New Bonds or cause such New Bonds to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the New Bonds Offering prospectus supplements and accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such New Bonds, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the New Bonds are subscribed or purchased in reliance on an exemption under Sections 274 or 275 of the SFA, the New Bonds shall not be sold within the period of six months from the date of the initial acquisition of the bonds, except to any of the following persons:

•	an institutional investor (as defined in Section 4A of the SFA);

•	a relevant person (as defined in Section 275(2) of the SFA); or

•	any person pursuant to an offer referred to in Section 275(1A) of the SFA,

unless expressly specified otherwise in Section 276(7) of the SFA or Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Where the New Bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the New Bonds pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor or to a relevant person as defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

The New Bonds Offering prospectus supplements and accompanying prospectus is not intended to constitute an offer or solicitation to purchase or invest in the New Bonds described therein in Switzerland, except as permitted by law. The New Bonds may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act („FinSA“) and will not be admitted to any trading venue (exchange or multilateral trading facility) in Switzerland.

Neither the New Bonds Offering prospectus supplements and accompanying prospectus nor any other offering or marketing material relating to the New Bonds constitutes a prospectus as such term is understood pursuant to the FinSA, and neither the New Bonds Offering prospectus supplements and accompanying prospectus nor any other offering or marketing material relating to the New Bonds may be publicly distributed or otherwise made publicly available in Switzerland.

Neither the communication of the Offer to Purchase nor the New Bonds Offering prospectus supplements and accompanying prospectus nor any other offer material relating to the Tender Offer or the New Bonds Offering has been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). The Offer to Purchase and the New Bonds Offering prospectus supplements and accompanying prospectus are only being distributed to and are only directed at (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 (as amended, the “Order”); or (iii) high net worth entities and other persons to whom it may be lawfully communicated falling within Article 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which the Offer to Purchase and the New Bonds Offering prospectus supplements and accompanying prospectus relate is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on the Offer to Purchase or the New Bonds Offering prospectus supplements and accompanying prospectus or any of its contents. The New Bonds will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the New Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on the New Bonds Offering prospectus supplements and accompanying prospectus or any of its contents.

The New Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the New Bonds or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the New Bonds or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Contact information:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Toll Free: 1 800 290-6428

Email: colombia@dfking.com

Website: www.dfking.com/colombia